The Loev Law Firm, PC
6300 West Loop South, Suite 280
 Bellaire, Texas 77401
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July 28, 2008

Ms. Donna Levy                                                                                                                                                                                                                                                          VIA FEDEX AND EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street
Mail Stop 3720
Washington, D.C. 20549
Telephone Number: (202) 551-3292

Re:         Rostock Ventures Corp.
Registration Statement on Form S-1
File No. 333-144944
Filed July 30, 2007

Dear Ms. Levy,

We have enclosed three red-lined copies of the amended registration statement for your review.  In response to your comment letter dated August 28, 2007, Rostock Ventures Corp. (the “Company,” “we,” and “us”) has the following responses:

General

1. We note that several other registrants share a number of similarities with you and your operations.  For example, you have filed a registration statement to register for resale shares purchased by several selling shareholders in an offshore transaction exempt under Regulation S.  You own a 20 acre mining claim in the Yellow Pine Mining District of Clark County, Nevada that you acquired from Kimberly Sinclair in December 2006.  You are currently in the exploration stage and have no revenues from operations.  You obtained a geological evaluation report on you property from Laurence Sookochoff, P. Eng.  Your two officers do not reside in the United States and have no apparent mining experience.  To date you have spent $7,500 in connection with you operations.  You estimate your offering expenses will be $17,003, of which legal fees and expenses constitute $10,000 and that you will also have legal and accounting expenses of $15,000 for the next twelve months.  You are represented by the O’Neill Law Group, and Camlex Management is your agent for service.  Other registrants with similar structures, business plans, business addresses, properties, management experience, legal counsel and agents for service include Golden Claw Ventures Inc., Pengram Corporation, Columbus Ventures Inc., and Centrus Ventures, Inc.

With a view towards clarifying your disclosure, explain to us how these similarities came about.  Based on publicly available disclosure, describe in each case what percentage of prior offerings by each company has been spent on mineral exploration.  Also, describe for us how each of the promoters of Golden Claw, Pengram, Columbus and Centrus identified and caused each of the companies to acquire the property they own, including how the company became acquainted with the seller of the property.  Tell us whether there is any affiliation between Multi Metal Mining Corp. and Kimberly Sinclair.  We may have additional comments.

RESPONSE:

The Company is unaware of the reasons for the similarities between the companies you listed and has no affiliations whatsoever with the companies you listed.  As such, the Company believes that it would be time consuming to look through the filings of each of the companies listed and provide the information you have requested. Furthermore, the Company has no way of verifying and/or confirming the information in the companies’ filings, assuming such information is present.  The Company is not aware of how the promoters for the other companies you listed identified and caused each of the companies to acquire the property they own, or how such companies became acquainted with the property or the sellers.  In an effort to separate the Company from the other companies you listed and to avoid any unwarranted comparisons, the Company has recently changed its law firm and resident agent.

The Company has no knowledge of any relationship between Multi Metal Mining Corp. and Kimberly Sinclair; however, the Company is aware that Multi Metal Mining did some Phase 1 exploration work on the Company’s McVicar Claim; however the Company has no direct connection with nor relationship with Multi Metal Mining.

Rostock Ventures Corp.

General

2.  Describe for us supplementally how your two executive officers became acquainted with each other how Rostock acquired its property, including how it became acquainted with Ms. Sinclair.  Describe how the company identified the persons to whom it sold the stock in the private transaction that was exempt from Regulation S that is now being registered for resale in the SB-2.

RESPONSE:

Collin Sinclair and Ms. Kopecka met in New York and became friends in the summer of 2002.

Collin Sinclair, the Company’s Chief Executive Officer, who has no family relationship to Kimberly Sinclair, met each other at the Cambridge Gold Show in Vancouver, British Columbia in 2006.  Through conversations between Ms. Sinclair and Mr. Sinclair, Mr. Sinclair advised Ms. Sinclair that he was looking to acquire a mineral property and Ms. Sinclair offered a property for sale to the Company.

The shareholders who purchased shares in the Company’s offering in and around January 2007, were all personal friends and family of the Company’s Vice President Dana Kopecka.

The Offering

Offering Price, page 2

3.  You state that you intend to apply to list on the OTC Bulletin Board.  However, companies cannot apply to list on the OTC Bulletin Board.  Rather, broker-dealers must file with the board to allow them to make a market in your stock.  Please revise your disclosure accordingly throughout the prospectus, and state whether you have had any discussions with any broker-dealers about making a market in your stock.

RESPONSE:

The Company is aware that it cannot “apply” to list on the OTC Bulletin Board (the “OTCBB”) and acknowledges that the Company incorrectly worded its intentions regarding this matter.  The Company’s current plan is that its common stock will be quoted on the OTCBB, and it first needs to clear outstanding comments with the Commission; then engage a market maker, who will file a Form 15c2-11 with the Financial Industry Regulatory Authority ("FINRA"); and then clear FINRA comments to obtain a trading symbol on the OTCBB.  To clarify this issue and explain the process, the Company has added a Risk Factor entitled “If our common stock is not approved for quotation on the Over-the-Counter Bulletin Board, our common stock may not be publicly traded, which could make it difficult to sell shares of our common stock and/or cause the value of our common stock to decline in value.”

Risk Factors

General, page 6

4.  Please add a risk factor that addresses the risk to investors from a corporate governance perspective in having no independent directors and two executive officers, one of whom is located in the Czech Republic and the other in Saskatchewan, Canada, and neither of whom will spend more than limited time on your operations.  Discuss also the risks to the company with regard to the approval of related party transactions, the compensation of the executive officers, the oversight of the accounting function, and the segregation of duties.

RESPONSE:

The Company has revised its registration statement to include the following Risk Factors to address these issues:  “We rely heavily on Collin D. Sinclair, our President, Secretary, Treasurer and sole Director, and if he were to leave, we could face substantial costs in securing a similarly qualified officer and director,” “Because the Company does not have independent directors, certain conflicts of interest may occur,” and “The Company has only two executive officers, who live in different countries, both of whom will only be able to devote a limited amount of time to Company matters.”

“Because our sole executive officer and director does not have formal training…,” page 8

5.  You state that you have only one executive officer, but on page 13 you list two executive officers.  Please advise.

RESPONSE:

Any statements in the registration statement that suggest that the Company has only one executive officer are incorrect, including the one you referenced from page 8.  The Company has two executive officers, Collin D. Sinclair, its President, Secretary and Treasurer and Dana Kopecka, its Vice President.  The Company has revised all statements throughout the registration statement that incorrectly suggested that the Company had only one executive officer.

Management’s Discussion and Analysis or Plan of Operations

Plan of Operations, page 24

6.  Please update the table to state whether Phase II has been completed and to provide the status of Phase III.

RESPONSE:

The Company has revised the table on page 24 and all other relevant parts of the registration statement to state the current status of Phase II and Phase III of the Company’s mining operations, which is that neither phase has been completed to date as the Company does not currently believe that it has sufficient funds to complete such Phases.

7. You state that you plan to complete Phase II for a cost of $10,500, Phase III for a cost of $12,500 (depending on the results of Phase II), and Phase IV for $40,000 (depending on the results of Phase III) by January 2008.  However, you also show your anticipated expenses for the next 12 months for mineral property and exploration to be $10,500, which is the cost of Phase II only.  Please update this disclosure based on your response to our prior comment.

RESPONSE:

The Company has updated the disclosures you reference above to clarify that its anticipated expenses for the next 12 months include the total cost, $23,000, of its Phase II and Phase III exploration activities.

Yours truly,

/s/ John S. Gillies
John S. Gillies
Associate

Certification of the Chief Executive Officer of
Rostock Ventures Corp.

I, Collin D. Sinclair, as Chief Executive Officer of Rostock Ventures Corp. (the “Company”), certify and acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Rostock Ventures Corp.

/s/ Collin D. Sinclair
Collin D. Sinclair
Chief Executive Officer

Date: July 28, 2008